January 8, 2026

Yuan Li
Co-Chief Executive Officer
JIADE Ltd
18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road
Jinjiang District, Chengdu City, Sichuan Province
The People   s Republic of China, 610000

       Re: JIADE Ltd
           Registration Statement on Form F-3
           Filed January 5, 2026
           File No. 333-292574
Dear Yuan Li:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ying Li